SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM N-8B-2


                             REGISTRATION STATEMENT
                            OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                     (Name/Address of Unit Investment Trust)

                          Acacia Life Insurance Company
                               Separate Account I
                              7315 Wisconsin Avenue
                               Bethesda, MD 20814


                         Issuer of periodic payment plan
                         certificates only for purposes
                         of information provided herein


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I.   ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

          Separate Account I (the "Account"). The Account has no Internal Revenue Service Employer Identification Number: such a number will be applied for.

     (b) Furnish title of each class of series of securities issued by the trust.

          Units  of  interest  representing  interests  under  Flexible  Premium
          Universal   Variable   Life   Insurance   Policies  (the  "Policy"  or
          "Policies").

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Acacia Life Insurance Company ("Company")
          7315 Wisconsin Avenue
          Bethesda, MD  20814

          IRS Employer Identification Number: 53-0022880

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          Not Applicable; the Company maintains the assets of the Account in safekeeping and physically segregated and held separately and apart from other assets in accordance with applicable provisions of state and federal law.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          Distribution of the Policy has not commenced. When distribution commences, The ADVISORS GROUP, INC. will act as principal underwriter.

          THE ADVISORS GROUP,INC. ("Principal Underwriter")
          7315 Wisconsin Avenue
          Bethesda, MD  20814

          IRS Employer Identification Number: 52-1248901

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

          The Account is an insurance company separate account formed pursuant to the laws of the District of Columbia.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          The Account was established pursuant to a resolution of the Board of Directors of the Company on January 24, 2001 under the laws of the District of Columbia. The Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them. The resolution authorizes the issuance of the Policies.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          Not Applicable; see Item 3.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

          The Account has never been known by any other name.

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8.   State the date on which the fiscal year of the trust ends.

          The fiscal year of the Account ends on December 31st.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          There are no legal proceedings to which the Account or the Principal Underwriter is a party. As an insurance company, the Company may, from time to time, be involved in litigation. The Company does not believe that such litigation would be material and does not expect to incur significant losses from such actions.

II GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust.

     (a)  Whether the securities are of the registered or bearer type.

          The Policies which are to be issued are of the registered type insofar as all Policies are personal to the policyowner, and the records concerning the policyowner are maintained by or on behalf of the Company.

     (b)  Whether the securities are of the cumulative or distributive type.

          The Policies are of the cumulative type, providing for no direct distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the cash surrender value or the death benefit payable under a Policy.

     (c) The rights of the security holders with respect to withdrawal or redemption.

          A policyowner will be entitled to cancel his or her Policy and to receive a refund of an initial premium payment in accordance with the laws of the state in which the Policy is issued. The policyowner may surrender the Policy at any time while the Policy is in force and receive the cash surrender value by submitting a signed request for cancellation and the Policy. Upon the death of the insured (or last surviving insured for joint life cases) under the Policy, the designated beneficiaries are entitled to receive the death benefit proceeds under the Policy. Further information required in response to this item is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

          During the first 18 months after issue, the policyowner may exchange a Policy for a life insurance policy on the life of the insured(s) under which the benefits do not vary with the investment experience of a separate account. The policyowner may also exchange the Policy for a fixed benefit life insurance policy according to procedures meeting applicable state insurance law requirements if an underlying mutual fund (or series thereof if the fund is a series type mutual fund) changes its investment adviser, or has a material change in its investment objectives or restrictions. Policy loans may be taken at any time while this Policy is in effect after the free look period. Partial withdrawals may be taken. Further information required in response to this item is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

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          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

          In accordance with subparagraphs (b)(5), (b)(7)(ii) and (b)(15)(iii) of Rule 6e-3(T), 17 C.F.R. 270.6e-3(T), the Company may, when required to do so by state insurance regulatory authorities pursuant to insurance law or regulation, vote shares of the Fund without regard to instructions from policyowners if such instructions would require such shares to be voted to cause any Portfolio of the Fund to make (or refrain from making) investments which would result in changes in the sub-classification or investment objectives of the Fund or a Portfolio. The Company may also disapprove changes in the investment policy initiated by the policyowner or directors of the Fund, if such disapproval is reasonable and is based on a good faith determination by the Company in accordance with paragraphs (b)(5)(ii) and
          (b)(7)(ii)(B) & (C) of Rule 6e-3(T) that the charge would violate state law or the change would be inconsistent with the investment objective of any Portfolio of the Fund or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other separate accounts of the Company or of an affiliated life insurance company. Each policyowner will receive proxy materials, reports and other materials relating to the Fund. Further information required in response to this item is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of assets of the Trust.

               The Company reserves the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to add or withdraw eligible funds or trusts as underlying securities;
               (b) to substitute the shares or units of any other registered investment company for the shares or units of any fund or trust held by the Account; (c) to transfer assets determined by the Company to be assigned to the class of contracts to which the Policy belong from the Account to another separate account; and(d) to operate the Account as another form of registered investment company or unregistered entity. In no event will any of the changes described above be made without notice to policyowners in accordance with the 1940 Act and without obtaining prior approval of the SEC.

          (2)  the terms and conditions of the securities issued by the trust.

               No change in the terms and conditions of the Policy can be made without advance written notice to policyowners.

          (3)  the provisions of any indenture or agreement of the trust.

               Not Applicable.

          (4)  the identity of the depositor, trustee or custodian.

               Not Applicable; see Item 3.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

               Consent of policyowners is not required when changing the underlying securities of the Account. However, to change such securities, approval of the SEC is required in compliance with
               Section 26(b) of the 1940 Act. Except as required by Federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of policyowners without their consent.

          (2)  the terms and conditions of the securities issued by the trust.

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               No change in the terms  and  conditions  of a Policy  can be made without consent of policyowners, except as required by Federal or state law or regulation.

          (3)  the provisions of any indenture or agreement of the trust.

               Not Applicable.

          (4)  the identity of the depositor, trustee or custodian.

               There is no provision requiring notice to, or consent of, policyowner with respect to a change in the identity of the Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to policyowners. See Item 3.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

          Detailed information with respect to the death benefits, face amount, guarantee period, allocation of premiums, mortality costs, investment values, premium payments and payment options, loans, policy riders and other policy benefits required in response to this item is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith.

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

          (1) (a) Name of company; (b) Name and principal business address of depositor; (c) Name and principal business address of trustee or custodian; (d) Name and principal business address of principal underwriter; and (e) the period during which the securities of such company have been the underlying securities.

          Information required in response to (a), (b) and (d) is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith. In response to (c), see Item 3. In response to (e), no underlying securities have yet been acquired by the Account.

          Information Concerning Loads, Fees, Charges and Expenses

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3)distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject: (a) the nature of such load, fee, expense or charge; (b) the amount thereof; (c) the name of the person to whom such amounts are paid and his relationship to the trust; and
          (d) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

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     (d)  Furnish a brief  description of any loads,  fees,  expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extend of such profits or benefits.

          Neither Company, the principal underwriter nor the custodian (in this case, the Company) nor any affiliated person of any of the foregoing, may receive any profit or any other benefit from premium payments under the Policy or the investments held in the Account not included in answer to Item 13(a) or (d) through the sale or purchase of the Policy or the Fund shares, except that Company may receive a profit to the extent that the cost of insurance built into the Policy exceeds the actual cost of insurance needed to pay benefits. Company will compensate certain other persons, including Principal Underwriter and Company agents, for services rendered in connection with the distribution and servicing of the Policy, but such payments will be made from Company's general account.

     (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not Applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among policyowners, but recognize that premiums must be based upon factors such as age, sex, health, smoking status and occupation. A person wishing to purchase a Policy must complete an application on a form provided by Company. If the applicant meets the prescribed standards, a Policy will be issued. This process may involve such procedures as medical examinations and may require that further information be provided before a determination can be made.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          On each business day Company will make only one purchase or sale of the shares of the Underlying Fund(s) with respect to each division or subaccount of the Account. This purchase or sale will be at net asset value and will represent a netting of all activities of the division.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

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     (c)  Indicate whether  repurchased or redeemed securities will be cancelled or may be resold.

          If a Policy is fully surrendered, it will be cancelled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          All income and other distributable funds of the Account will be reinvested in the appropriate shares of the Underlying Fund(s) and will be added to the assets of the Account.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not Applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

          The Account holds the reserve for the life insurance benefits under the Policies.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          Not Applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following: (a) Amendments to such indenture or agreement; (b) the extension or termination of such indenture or agreement; (c) the removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions; (d) the appointment of a successor trustee and the procedure if a successor trustee is not appointed; (e) the removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions; and (f) the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

          Items 20 (a) - (f) are not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

          Not Applicable.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

          Not Applicable.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statement filed herewith.

          Not Applicable.

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22.  State the substance of the  provisions  of any indenture or agreement  with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          Not Applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          Protection for the assets of the Separate Account is afforded by a financial institution bond issued by United States Fidelity and Guaranty Company in the amount of $10 million covering all of the officers and employees of Acacia Life Insurance Company and its subsidiaries.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          Not Applicable.

III  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

          Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company herewith:

          Not Applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          Acacia Life Insurance Company is principally engaged in offering life insurance policies. Acacia Life Insurance Company is licensed to do business in 46 states and the District of Columbia.

Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          Acacia Life Insurance Company is a wholly owned subsidiary of Ameritas Holding Company, which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          Acacia Life Insurance Company is a wholly owned subsidiary of Ameritas Holding Company, which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

          None.

Compensation of Officers and Directors of Depositor

Compensation of Officers of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration; (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all subsidiaries; (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

          Not Applicable; as of the date hereof, the Account has not commenced operations and no remuneration has been paid with respect to the Account to any officer, partner, or director of the depositor.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed here with (a) the aggregate direct remuneration to directors; (b) indirectly or through subsidiaries to directors.

          Not Applicable; as of the date hereof, the Account has not commenced operations and no remuneration has been paid with respect to the Account to any officer, partner, or director of the depositor.

Compensation to Employees

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not Applicable; as of the date hereof, the Account has not commenced operations and no remuneration has been paid with respect to the Account to any employee, officer, partner, or director of the depositor.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

          Not Applicable; as of the date hereof, the Account has not commenced operations.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not Applicable; as of the date hereof, the Account has not commenced operations.

IV  DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.  Furnish the names of the states in which  sales of the  trust's  securities
(A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicated by appropriate letter the status with respect to each state.

          No sales of the Policy have been made or are currently being made. It is presently proposed to sell the Policy in the states in which the Company is or will be licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

          Not Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded: (1) Name or officer, agency or body; (2) Date of denial; (3) Brief statement of reasons given for denial.

          Not Applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body: (1) Name of officer, agency or body; (2) Date of revocation; (3) Brief statement of reason given for revocation.

          Not Applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (b) State the substances of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

Information Concerning Principal Underwriter

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (b)  State  whether  any  principal  underwriter   currently   distributing
          securities of the trust is a member of the National Association of Securities Dealers, Inc.

          The  Policy  is  not  currently  being   distributed.   The  Principal
          Underwriter is a member of the National Association of Securities Dealers.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

          Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company; (1) The nature of such fee or participation;
          (2) The name of the person making payment; (3) The nature of the services rendered in consideration for such fee or participation; (4) The aggregate amount received during the last fiscal year covered by the financial statement filed herewith.

          Not Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in a capacity with respect to any investment company or companies, their relationship, if any, to the trust and the nature of such activities. If principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

          Not Applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

          Not Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

          Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the Series securities of the trust.

          Not Applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44. (a) Furnish information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares of interest in the underlying securities acquired by the holder of a periodic payment plan certificate.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

          The Policy has not yet been offered for sale to the public.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights; (c) reason for suspension; (d) period during which suspension was in effect.

          Not Applicable.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of Series securities.

               The source of the quotations for the underlying securities will be provided by the Underlying Fund(s).

          (2)  Whether opening, closing, bid, asked or any other price is used.

               Net Asset Value used.

          (3)  Whether price is as of the day of sale or as of any other time.

               As of the end of the valuation period.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes or unrealized appreciation).

               Information required in response to this item is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith.

          (5) Other items which registrant deducts from the net asset value is computing redemption value of its securities.

               Information required in response to this item is incorporated by reference from Registrant's Form S-6, filed contemporaneously herewith.

          (6)  Whether adjustments are made for fractions.

               Not Applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

          As of the date hereof, the Policy has not been offered for sale.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          Company will maintain a position in the Underlying Fund shares by purchasing such shares at net asset value in connection with premiums allocated to the Account in accordance with instructions from the policyowner and redeeming the Underlying Fund shares at net asset value for the purpose of meeting Policy obligations. There is no procedure for the purchase of underlying securities or interest therein from policyowners who exercise surrender rights.

V  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust. (a) Name and principal business address; b) Form of organization; c) State or other sovereign power under the laws of which the trustee or custodian was organized; name of governmental supervising or examining authority;

          Not Applicable; see Item 3.

49. State the basis for the payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

          Not Applicable; see Item 3.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          Not Applicable; see Item 3.

VI  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

     (a)  The name and address of the insurance company.

          Variable insurance benefits are provided under the Policy by Company Life Insurance Company; see Item 2.

     (b)  The types of policies and whether individual or group policies.

          The Policies are variable life insurance contracts and are issued on an individual and group basis.

     (c)  The types of risks insured and excluded.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (d)  The coverage of the policies.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (f)  The terms and manner of cancellation and of reinstatement.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          Not Applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          Not Applicable.

VII  POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of the remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

          In accordance with Rule 6e-3(T), Company may be required by the insurance regulators of one or more jurisdictions in which the Policies are sold to substitute the shares of another mutual fund for the shares of the Fund to be held by the Account. Such substitution may be required pursuant to insurance law or regulation where there is a material change in investment policy of the Fund, or a change in the investment adviser of the Fund. The Company shall substitute another security for the underlying securities of the Account unless the Securities and Exchange Commission shall have approved such substitution.

     (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

          Not Applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:
          (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of any other investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

          Information  required  in  response  to this item is  incorporated  by
          reference  from   Registrant's   Form  S-6,  filed   contemporaneously
          herewith.

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

          None.

Regulated Investment Company

53.  (a)  State the taxable status of the trust.

          Company is presently taxed as a life insurance company and will include the variable life insurance operations in its Federal income tax return. Accordingly, the Account will not meet the requirements of
          Part I of Subchapter M of the Code and will not be taxed as a "regulated investment company".

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

          Not Applicable.

VIII  FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

          Not Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

          Not Applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

          Not Applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

          Not Applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate outstanding as at the latest practicable date.

          Not Applicable.

59.  Financial Statements:

          Financial Statements of the Account

          No financial statements are filed for the Account since it has not yet commenced operation, has no assets or liabilities and has received no income nor incurred any expense.

          Financial Statements of the Depositor

          Required financial statements of Company will be included in pre-effective amendments to the Registration Statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933 contemporaneously herewith and, upon such filing, such statements will be incorporated herein by reference.

IX   EXHIBITS

(The  following   Exhibits  are   incorporated   by  reference  to  the  initial
Registration Statement filed on form S-6 for Separate Account I)

1.A. Resolution of Board of Directors of Company establishing the Account.

     (2)  Form of Custodian Agreement [NOT APPLICABLE]

     (3)  Distribution Agreements [TO BE FILED BY AMENDMENT]

     (4)  Agreements   between  depositor,   underwriter  and  custodian.   [NOT
          APPLICABLE]

     (5)  Form of security (insurance policies and riders)

     (6)  (a)  Articles  of  Incorporation  of the  Company.

          (b)  By-laws of the Company.

     (7) Insurance policy under contract between trust and company [NOT APPLICABLE]

     (8) Agreement relating to underlying investment company or its affiliates. [PARTICIPATION AGREEMENTS TO BE FILED BY AMENDMENT]

     (9)  Other material contracts. [NOT APPLICABLE]

     (10) (a) Application Form [TO BE FILED BY AMENDMENT]

     (11) Code of Ethics pursuant to Rule 17j-1 [TO BE FILED BY AMENDMENT].

B.   (1)  Copies of notices sent to security holders [NOT APPLICABLE]

     (2)  Annual reports sent to security holders [NOT APPLICABLE]

C.   Name and address of dealers [NOT APPLICABLE]

                                   SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Securities Act of 1940, the Registrant, Acacia Life Insurance Company Separate Account I, has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 25th day of April 2001.

                    ACACIA LIFE INSURANCE COMPANY SEPARATE ACCOUNT I, Registrant

                                        ACACIA LIFE INSURANCE COMPANY, Depositor


Attest: /s/                               By: /s/
        ----------------------------          ----------------------------
           Secretary                             Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933 and the Securities Act of 1940, this Registration Statement has been signed by the Directors and Principal Officers of Acacia Life Insurance Company on the dates indicated.

     SIGNATURE                       TITLE                            DATE
     ---------                       -----                            ----

/s/                              Chairman of the Board            April 25, 2001
--------------------------       and Chief Executive Officer
Charles T. Nason                 and Director


/s/                              President and Chief              April 25, 2001
--------------------------       Operating Officer and
Robert W. Clyde                  Director


/s/                              Director                         April 25, 2001
--------------------------
Roger R. Blunt


/s/                               Director                        April 25, 2001
--------------------------
Patricia A. McGuire


/s/                              Director                         April 25, 2001
--------------------------
Floretta D. McKenzie


/s/                              Director                         April 25, 2001
--------------------------
Edward F. Mitchell


/s/                              Director                         April 25, 2001
--------------------------
W. Jarvis Moody


/s/                              Director                         April 25, 2001
--------------------------
Edward J. Quinn, Jr.


/s/                              Director                         April 25, 2001
--------------------------
D. Wayne Silby


/s/                              Director                         April 25, 2001
--------------------------
Robert M. Willis

/s/                              Senior Vice President,           April 25, 2001
--------------------------       General Counsel and
Robert-John H. Sands             Corporate Secretary


/s/                              Senior Vice President,           April 25, 2001
--------------------------       Product Management and
Haluk Ariturk                    Administration


/s/                              Senior Vice President and        April 25, 2001
--------------------------       Chief Financial Officer
JoAnn M. Martin


/s/                              Senior Vice President,           April 25, 2001
--------------------------       Career Distribution
Brian J. Owens


/s/                              Senior Vice President            April 25, 2001
--------------------------       and Corporate Actuary
Richard W. Vautravers
                                                                              18